Filed Pursuant to Rule 424(b)(3)
Registration No. 333-252698

PROSPECTUS SUPPLEMENT
(to Prospectus dated March 25, 2021)

Up to 116,237,007 Shares of Common Stock
Up to 12,500,000 Shares of Common Stock Issuable Upon Exercise of Warrants

This prospectus supplement updates and supplements the prospectus dated March 25, 2021 (the “Prospectus”), which forms a part of the Registration Statement on Form S-1, as amended (Registration No. 333-252698) filed by BTRS Holdings Inc. (“Billtrust”). This prospectus supplement is being filed to update and supplement the information in the Prospectus with the information contained in our Current Report on Form 8-K filed with the Securities and Exchange Commission on December 17, 2021 (the “Current Report on Form 8-K”). Accordingly, we have attached the Current Report on Form 8-K to this prospectus supplement.

The Prospectus and this prospectus supplement relate to the issuance by us of up to an aggregate of 12,500,000 shares of our Class 1 common stock, $0.0001 par value per share (“Common Stock”), that are issuable upon the exercise of 12,500,000 warrants (the “Warrants”) originally issued in the initial public offering of South Mountain Merger Corp. (“SMMC”) by the holders thereof. We will receive the proceeds from any exercise of any Warrants for cash.

The Prospectus and this prospectus supplement also relate to the offer and sale from time to time by the selling securityholders named in the Prospectus (the “Selling Securityholders”) of up to 116,237,007 shares of Common Stock, including up to 9,259,666 shares of Common Stock issuable as Earnout Shares (as defined in the Prospectus) and up to 6,537,735 shares that are convertible from Class 2 common stock, par value $0.0001 per share (“Class 2 Common Stock”). We will not receive any proceeds from the sale of shares of Common Stock by the Selling Securityholders pursuant to the Prospectus and this prospectus supplement.

This prospectus supplement should be read in conjunction with the Prospectus. This prospectus supplement updates and supplements the information in the Prospectus. If there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

Our Common Stock is currently listed on The Nasdaq Global Select Market under the symbol “BTRS” and our Warrants are currently listed on The Nasdaq Capital Market under the symbol “BTRSW.” On December 16, 2021, the closing price of our Common Stock was $7.54 and the closing price for our Warrants was $2.28.

See the section entitled “Risk Factors” beginning on page 7 of the Prospectus to read about factors you should consider before buying our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is December 17, 2021.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d)
of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): December 17, 2021

BTRS HOLDINGS INC.
(Exact Name of Registrant as Specified in its Charter)

Delaware	001-38947	83-3780685
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

1009 Lenox Drive, Suite 101 Lawrenceville, New Jersey	08648
(Address of Principal Executive Offices)	(Zip Code)
Registrant’s telephone number, including area code: (609) 235-1010
Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class 1 Common Stock, par value $0.0001 per share	BTRS	The Nasdaq Global Select Market
Warrants, each whole warrant exercisable for one share of Class 1 Common Stock at an exercise price of $11.50 per share	BTRSW	The Nasdaq Capital Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).
Emerging growth company ☒
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01	Entry into a Material Definitive Agreement.

As previously disclosed, on November 18, 2021, BTRS Holdings Inc., a Delaware corporation (the “Company”), announced the commencement of (i) its offer to each holder of its outstanding warrants, each whole warrant exercisable for one share of Class 1 Common Stock, par value $0.0001 per share (“Common Stock”), of the Company, at an exercise price of $11.50 per share (the “Warrants”), the opportunity to receive 0.30 shares of Common Stock in exchange for each Warrant tendered by the holder and exchanged pursuant to the offer (the “Offer”), and (ii) the solicitation of consents (the “Consent Solicitation”) from holders of the Warrants to amend the Warrant Agreement, dated as of June 19, 2019, by and between the Company and Continental Stock Transfer & Trust Company (the “Warrant Agent”), which governs all of the Warrants (the “Warrant Agreement”). Pursuant to the terms of the Warrant Agreement, all except certain specified modifications or amendments require the vote or written consent of holders of at least 50% of the Warrants. As previously disclosed, parties representing approximately 56.44% of the Warrants agreed to tender their Warrants in the Offer and to consent to the amendment to the Warrant Agreement (the “Warrant Amendment”) in the Consent Solicitation, pursuant to a tender and support agreement.

The Offer and Consent Solicitation expired one minute after 11:59 p.m., Eastern Standard Time, on December 16, 2021. The Company has been advised that 12,391,408 Warrants (including 30,171 Warrants tendered through guaranteed delivery), or approximately 99.2% of the outstanding Warrants, were validly tendered and not validly withdrawn prior to the expiration of the Offer and Consent Solicitation, and therefore such Warrants consented to the Warrant Amendment. The Company expects to accept all validly tendered Warrants for exchange and settlement on or before December 21, 2021. Because consents were received from holders of more than 50% of the Company’s Warrants, the Warrant Amendment was approved.

Accordingly, on December 17, 2021, the Company and the Warrant Agent entered into the Warrant Amendment, which permits the Company to require that each Warrant that is outstanding upon the closing of the Offer be converted into 0.27 shares of Common Stock, which is a ratio 10% less than the exchange ratio applicable to the Offer.  Pursuant to the Warrant Amendment, the Company has the right to require the exchange of not less than all of the Warrants at any time while such Warrants are exercisable and prior to their expiration, at the office of the Warrant Agent, upon notice to the registered holders of the outstanding Warrants at least fifteen days prior to the date of exchange fixed by the Company. The Company will exercise its right to exchange all remaining outstanding Warrants for shares of Common Stock in accordance with the terms of the Warrant Amendment, and has fixed December 31, 2021 as the exchange date.

The foregoing description of the Warrant Amendment is qualified in its entirety by reference to the Warrant Amendment, which is filed as Exhibit 10.1 to this Current Report on Form 8-K and is incorporated by reference herein.

Item 3.03	Material Modifications to Rights of Security Holders.

Item 1.01 of this Current Report on Form 8-K is incorporated by reference into this Item 3.03.

Item 5.07	Submission of Matters to a Vote of Security Holders.

Item 1.01 of this Current Report on Form 8-K is incorporated by reference into this Item 5.07.

Item 8.01	Other Events.

On December 17, 2021, the Company issued a press release announcing the final results of the Offer and Consent Solicitation and also the Company’s entry into the Warrant Amendment. A copy of the press release is attached as Exhibit 99.1 and is incorporated by reference herein.

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Item 9.01.	Financial Statements and Exhibits

(d)	Exhibits

Exhibit No.	Description
10.1	Amendment No. 1 to Warrant Agreement, dated December 17, 2021, by and between the Company and Continental Stock Transfer & Trust Company.
99.1	Press Release, dated December 17, 2021.
104	Cover Page Interactive Data File (embedded within the Inline XBRL Document).

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: December 17, 2021	BTRS HOLDINGS INC.

	By:	/s/ Mark Shifke
Name: Mark Shifke
Title: Chief Financial Officer

3

Exhibit 10.1

AMENDMENT NO. 1 TO WARRANT AGREEMENT

This Amendment (this “Amendment”) is made as of December 17, 2021, by and between BTRS Holdings Inc., a Delaware corporation (the “Company”) (f/k/a South Mountain Merger Corp. (“South Mountain”)), and Continental Stock Transfer & Trust Company, a New York corporation, as warrant agent (the “Warrant Agent”), and constitutes an amendment to that certain Warrant Agreement, dated as of June 19, 2019 (the “Existing Warrant Agreement”), between South Mountain Merger Corp. (“South Mountain”) and the Warrant Agent. Capitalized terms used but not otherwise defined in this Amendment shall have the meanings given to such terms in the Existing Warrant Agreement.

WHEREAS, on January 12, 2021, the Company consummated the mergers pursuant to that certain Business Combination Agreement, dated October 18, 2020 (as amended on December 13, 2020), by and among South Mountain, BT Merger Sub I, Inc., a Delaware corporation and a wholly owned subsidiary of South Mountain, BT Merger Sub II, LLC, a Delaware limited liability company and a wholly owned subsidiary of South Mountain, and Factor Systems, Inc. (d/b/a Billtrust), a Delaware corporation (the “South Mountain Business Combination”), and in connection therewith the Company was renamed BTRS Holdings Inc.;

WHEREAS, in accordance with Section 4.4 of the Existing Warrant Agreement, upon effectiveness of the South Mountain Business Combination, the holders of the Warrants thereafter had the right to purchase and receive, upon the basis and upon the terms and conditions specified in the Warrants and in lieu of the shares of the Class A common stock of South Mountain immediately theretofore purchasable and receivable upon the exercise of the rights represented thereby, an Alternative Issuance in shares of Class 1 common stock, par value $0.0001, per share, of the Company (the “Common Stock”);

WHEREAS, Section 9.9 of the Existing Warrant Agreement provides that the Company and the Warrant Agent may amend, subject to certain conditions provided therein, the Existing Warrant Agreement with the vote or written consent of the Registered Holders of 50% of the number of the then outstanding Public Warrants;

WHEREAS, the Company desires to amend the Existing Warrant Agreement to provide the Company with the right to require the holders of the Warrants to exchange all of the outstanding Warrants for shares of Common Stock, on the terms and subject to the conditions set forth herein; and

WHEREAS, in the exchange offer and consent solicitation undertaken by the Company pursuant to the Registration Statement on Form S-4 filed with the U.S. Securities and Exchange Commission, the Registered Holders of more than 50% of the then outstanding Public Warrants consented to and approved this Amendment.

NOW, THEREFORE, in consideration of the mutual agreements contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound hereby, the parties hereto agree to amend the Existing Warrant Agreement as set forth herein.

1.      Amendment of Existing Warrant Agreement. The Existing Warrant Agreement is hereby amended by adding:

(a)     the new Section 6A thereto:

“6A Mandatory Exchange.

6A.1 Company Election to Exchange. Notwithstanding any other provision in this Agreement to the contrary, all (and not less than all) of the outstanding Warrants may be exchanged, at the option of the Company, at any time while they are exercisable and prior to their expiration, at the office of the Warrant Agent, upon notice to the Registered Holders of the then outstanding Warrants, as described in Section 6A.2 below, for Common Stock (or any Alternative Issuance pursuant to Section 4.4), at the exchange rate of 0.27 shares of Common Stock (or any Alternative Issuance pursuant to Section 4.4) for each Warrant held by the holder thereof (the “Consideration”) (subject to equitable adjustment by the Company in the event of any stock splits, stock dividends, recapitalizations or similar transaction with respect to the Common Stock). In lieu of issuing fractional shares, any holder of Warrants who would otherwise have been entitled to receive fractional shares as Consideration will, after aggregating all such fractional shares of such holder, be paid in cash (without interest) in an amount equal to such fractional part of a share multiplied by $7.54.

6A.2 Date Fixed for, and Notice of, Exchange. In the event that the Company elects to exchange all of the Warrants, the Company shall fix a date for the exchange (the “Exchange Date”). Notice of exchange shall be mailed by first class mail, postage prepaid, by the Company not less than fifteen (15) days prior to the Exchange Date to the Registered Holders at their last addresses as they shall appear on the registration books. Any notice mailed in the manner herein provided shall be conclusively presumed to have been duly given whether or not the registered holder received such notice. The Company will make a public announcement of its election following the mailing of such notice.

6A.3 Exercise After Notice of Exchange. The Warrants may be exercised, for cash (or on a “cashless basis” in accordance with subsection 3.3.1(b) of this Agreement, with an adjustment to the definition of “Fair Market Value” to substitute the date on which the notice of exchange is sent for the date on which the nature of redemption is sent) at any time after notice of exchange shall have been given by the Company pursuant to Section 6A.2 hereof and prior to the Exchange Date. On and after the Exchange Date, the Registered Holder of the Warrants shall have no further rights except to receive, upon surrender of the Warrants, the Consideration.”

2.      Miscellaneous Provisions.

2.1    Severability. This Amendment shall be deemed severable, and the invalidity or unenforceability of any term or provision hereof shall not affect the validity or enforceability of this Amendment or of any other term or provision hereof. Furthermore, in lieu of any such invalid or unenforceable term or provision, the parties hereto intend that there shall be added as a part of this Amendment a provision as similar in terms to such invalid or unenforceable provision as may be possible and be valid and enforceable.

2.2    Applicable Law. The validity, interpretation, and performance of this Amendment and of the Warrants shall be governed in all respects by the laws of the State of New York, without giving effect to conflicts of law principles that would result in the application of the substantive laws of another jurisdiction. The Company hereby agrees that any action, proceeding or claim against it arising out of or relating in any way to this Amendment shall be brought and enforced in the courts of the City of New York, County of New York, State of New York or the United States District Court for the Southern District of New York, and irrevocably submits to such jurisdiction, which jurisdiction shall be exclusive. The Company hereby waives any objection to such exclusive jurisdiction and that such courts represent an inconvenient forum.

2.3    Counterparts. This Amendment may be executed in any number of counterparts (which may include counterparts delivered by any standard form of telecommunication) and each of such counterparts shall for all purposes be deemed to be an original, and all such counterparts shall together constitute but one and the same instrument. The words “execution,” “signed,” “signature,” and words of like import in this Amendment or in any other certificate, agreement or document related to this Amendment, if any, shall include images of manually executed signatures transmitted by facsimile or other electronic format (including, without limitation, “pdf,” “tif” or “jpg”) and other electronic signatures (including, without limitation, DocuSign and AdobeSign). The use of electronic signatures and electronic records (including, without limitation, any contract or other record created, generated, sent, communicated, received, or stored by electronic means) shall be of the same legal effect, validity and enforceability as a manually executed signature or use of a paper-based record-keeping system to the fullest extent permitted by applicable law, including the Federal Electronic Signatures in Global and National Commerce Act, the New York State Electronic Signatures and Records Act and any other applicable law, including, without limitation, any state law based on the Uniform Electronic Transactions Act or the Uniform Commercial Code.

2.4    Effect of Headings. The section headings herein are for convenience only and are not part of this Amendment and shall not affect the interpretation thereof.

2.5    Entire Agreement. The Existing Warrant Agreement, as modified by this Amendment, constitutes the entire understanding of the parties and supersedes all prior agreements, understandings, arrangements, promises and commitments, whether written or oral, express or implied, relating to the subject matter hereof, and all such prior agreements, understandings, arrangements, promises and commitments are hereby canceled and terminated.

[Signature Pages Follow]

IN WITNESS WHEREOF, each of the parties has caused this Amendment to be duly executed as of the date first above written.

BTRS HOLDINGS INC.

By:	/s/ Mark Shifke
Name: Mark Shifke
Title: Chief Financial Officer

CONTINENTAL STOCK TRANSFER & TRUST COMPANY, as Warrant Agent

By:	/s/ Stacy Aqui
Name: Stacy Aqui
Title: Vice President

Exhibit 99.1

BTRS Holdings Inc. Announces Expiration and Results of Exchange Offer
and Consent Solicitation Relating to its Warrants

LAWRENCEVILLE, NJ, December 17, 2021 –– BTRS Holdings Inc. (“Billtrust” or the “Company”) (NASDAQ: BTRS), a B2B accounts receivable (AR) automation and integrated payments leader, announced today the expiration and results of its previously announced exchange offer (the “Offer”) and consent solicitation (the “Consent Solicitation”) relating to its outstanding warrants, each whole warrant exercisable for one share of Class 1 Common Stock, $0.0001 par value per share (“Common Stock”), of the Company, at an exercise price of $11.50 per share (the “Warrants”).  The Offer and Consent Solicitation expired one minute after 11:59 p.m., Eastern Standard Time, on December 16, 2021.

The Company has been advised that 12,391,408 Warrants (including 30,171 Warrants tendered through guaranteed delivery), or approximately 99.2% of the outstanding Warrants, were validly tendered and not validly withdrawn prior to the expiration of the Offer and Consent Solicitation.  The Company expects to accept all validly tendered Warrants for exchange and settlement on or before December 21, 2021.

In addition, pursuant to the Consent Solicitation, the Company received the approval of approximately 99.2% of the outstanding Warrants to amend the warrant agreement that governs the Warrants (the “Warrant Amendment”), which exceeds the 50% of the outstanding Warrants required to effect the Warrant Amendment.  Accordingly, the Company and Continental Stock Transfer & Trust Company entered into the Warrant Amendment, dated December 17, 2021, and the Company announced that it will exercise its right to exchange all remaining outstanding Warrants for shares of Common Stock in accordance with the terms of the Warrant Amendment, and has fixed December 31, 2021 as the exchange date.

The Company also announced that its Registration Statement on Form S-4 filed with the U.S. Securities and Exchange Commission (the “SEC”) registering shares of Common Stock issuable in the Offer was declared effective by the SEC on December 16, 2021.

BofA Securities, Inc. was the Dealer Manager for the Offer and Consent Solicitation.  D.F. King & Co., Inc. served as the Information Agent for the Offer and Consent Solicitation, and Continental Stock Transfer & Trust Company served as the Exchange Agent.

About Billtrust

Billtrust (NASDAQ: BTRS) is a leading provider of cloud-based software and integrated payment processing solutions that simplify and automate B2B commerce.  Accounts receivable is broken and relies on conventional processes that are outdated, inefficient, manual and largely paper based. Billtrust is at the forefront of the digital transformation of accounts receivable, providing mission-critical solutions that span credit decisioning and monitoring, online ordering, invoice delivery, payments and remittance capture, cash application and collections.

No Offer or Solicitation

This press release shall not constitute an offer to exchange or the solicitation of an offer to exchange or the solicitation of an offer to purchase any securities, nor shall there be any exchange or sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.  A Registration Statement on Form S-4 filed with the SEC registering shares of Common Stock issuable in the Offer was declared effective by the SEC on December 16, 2021.

Forward-Looking Statements

Certain statements made in this press release are “forward-looking statements.”  Forward-looking statements may be identified by the use of words such as “expect,” “will” or other similar expressions that predict or indicate future events that are not statements of historical matters.  These forward-looking statements include, but are not limited to, statements regarding Billtrust’s acceptance of all validly tendered Warrants for exchange of shares of Common Stock in the Offer and settlement thereof and the subsequent exercise of Billtrust’s right to exchange the remaining outstanding Warrants pursuant to the Warrant Amendment.  These statements are based on various assumptions, whether or not identified in this press release, and on the current expectations of Billtrust’s management and are not predictions of actual performance.  These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability.  Actual events and circumstances are difficult or impossible to predict and may differ from assumptions.  Many actual events and circumstances are beyond the control of Billtrust.  These forward-looking statements are subject to a number of risks and uncertainties, including Billtrust’s ability to successfully exchange the remaining Warrants pursuant to the Warrant Amendment; Billtrust’s ability to attract and retain customers and expand customers’ use of Billtrust’s services; market, financial, political and legal conditions; the impact of the COVID-19 pandemic on Billtrust’s business and the global economy; risks relating to the uncertainty of the projected financial and operating information with respect to Billtrust; risks related to future market adoption of Billtrust’s offerings; risks related to Billtrust’s marketing and growth strategies; risks related to expanding Billtrust's operations outside the United States; risks related to Billtrust's ability to acquire or invest in businesses, products, or technologies that may complement or expand its products or platforms, enhance its technical capabilities, or otherwise offer growth opportunities; the effects of competition on Billtrust’s future business; and the risks discussed in Billtrust’s Prospectus/Exchange Offer filed with the SEC on December 16, 2021, under the heading “Risk Factors” and other documents of Billtrust filed, or to be filed, with the SEC.  If any of these risks materialize or any of Billtrust’s assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements.  There may be additional risks that Billtrust presently does not know of or that Billtrust currently believes are immaterial that could also cause actual results to differ from those contained in the forward-looking statements.  In addition, forward-looking statements reflect Billtrust’s expectations, plans or forecasts of future events and views as of the date of this press release.  Billtrust anticipates that subsequent events and developments will cause Billtrust’s assessments to change.  However, while Billtrust may elect to update these forward-looking statements at some point in the future, Billtrust specifically disclaims any obligation to do so, except as may be required by law.  These forward-looking statements should not be relied upon as representing Billtrust’s assessments as of any date subsequent to the date of this press release.  Accordingly, undue reliance should not be placed upon the forward-looking statements.

Investor Contact:
John T. Williams
IR@billtrust.com